UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                        Platronics, Inc.
                        (Name of Issuer)

                 Common Stock ($ .10 Par Value)
                 (Title of Class of Securities)

                           727652109
                         (CUSIP Number)

David W. Swartz, Esquire Stevens & Lee, 111 North Sixth Street,
      Reading, Pennsylvania  19603      (610-478-2000)
(Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                            July 24, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 727652109

1.   Sheridan Printing Company, Inc.
          IRS Identification No.:  22-1631052

2.   Check the appropriate box is a member of a group* (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds*
          WC

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
          New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With

     7.   Sole Voting Power
               614,000

     8.   Shared Voting Power
               0

     9.   Sole Dispositive Power
               614,000

     10.  Shared Dispositive Power
               0

11.  Aggregate amount beneficially owned by each reporting person
          614,000

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                        [ ]

13.  Percent of class represented by amount in row (11)
          67.5%

14.  Type of reporting person*
          CO

                          SCHEDULE 13D

ITEMS 1, 2, 4, 6 and 7.

          Reference is made to Items 1, 2, 4, 6 and 7 as set forth in the Schedule 13D of the Reporting Person dated July 22, 1997, which Items are incorporated herein by reference.

Item 3.   Source and Amount of Fund or Other Consideration.

          The funds used by Sheridan in making a purchase of shares of common stock of Platronics, to which this Schedule 13D relates, amounted to $204,187.50. Such funds are derived from the working capital of Sheridan.

Item 5.   Interest in Securities of the Issuer.

          (a) Based on 910,031 shares of Platronics common stock outstanding on June 30, 1998, Sheridan may be deemed the beneficial owner, in the aggregate, of 614,000 shares of Platronics common stock. These 614,000 shares would represent approximately 67.5% of Platronics shares of common stock outstanding upon issuance, assuming that no other shares are issued by Platronics, including shares issuable upon exercise of any options outstanding for Platronics common stock. No person identified in Item 2(a), (b) and (c) hereof is the beneficial owner of any shares of common stock of Platronics.

          (b) Sheridan will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Platronics common stock which Sheridan has acquired.

          (c) The following table sets forth transactions by Sheridan in Platronics common stock over the prior sixty days.

                   Number                           Total
                     of                             Price
                   Shares           Price            Per
                  Acquired        Per Share        Purchase

7-23-97             5,000           1.625           8,125.00
7-23-97             1,000           1.8125          1,812.50
7-24-97             5,000           2.00           10,000.00
8-4-97              2,000           2.00            4,000.00
8-4-97              2,000           2.00            4,000.00
8-11-97             1,000           2.25            2,250.00
8-15-97             2,000           2.375           4,750.00
8-20-97             2,000           2.375           4,750.00
8-22-97             1,000           2.50            2,500.00
9-4-97              2,500           2.75            6,875.00
10-3-97             1,000           4.375           4,375.00
10-10-97            1,000           4.375           4,375.00
10-17-97            2,000           4.00            8,000.00
<PAGE 2>
10-20-97              500           4.00            2,000.00
10-31-97            2,000           4.00            8,000.00
11-17-97            2,000           4.50            9,000.00
11-18-97            1,000           4.50            4,500.00
11-21-97            1,000           4.50            4,500.00
2-20-98             1,000           3.00            3,000.00
2-27-98             5,000           2.25           11,250.00
4-15-98             1,000           2.50            2,500.00
5-27-98            10,000           2.25           22,500.00
5-29-98             1,000           2.625           2,625.00
6-15-98             1,000           3.00            3,000.00
6-22-98             1,000           3.25            3,250.00
6-26-98             2,500           3.625           9,062.50
7-13-98             3,000           3.4375         10,312.50
8-12-98             4,000           3.0625         12,250.00
8-20-98            10,000           3.0625         30,625.00
                   73,500                         204,187.50


There were no other transactions in the common stock of Platronics by either Sheridan or any person identified in
Item 2(a), (b) and (c) hereof during the sixty days preceding the date of this Schedule 13D.

          (d) No person other than Sheridan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Platronics common stock that may be deemed beneficially owned by Sheridan.

          (e)  Not applicable.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 1998            SHERIDAN PRINTING COMPANY, INC.

                              By /s/ James E. Sheridan
                                   James E. Sheridan,
                                   President  <PAGE 4>